(Excerpt Translation)

                                                                October 20, 2003
                                                        Toyota Motor Corporation
                                               (Toyota Jidosha Kabushiki Kaisha)
                                    1, Toyota-cho, Toyota City, Aichi Prefecture

                       Report on Number of Listed Shares

We hereby report changes in the number of listed securities, as a result of the exercise of stock acquisition rights, etc. ("Stock Acquisition Rights") in September 2003 (the "Current Month").

1. Summary
   Number of listed shares as at the end of the proceeding to            3,609,997,492 shares
   the Current Month

   Total number of shares changed during the month                                   0 shares

   (out of which, as a result of exercise of Stock                                  (0 shares)
   Acquisition Rights)

   (out of which, as a result of other reasons)                                     (0 shares)

   Number of listed shares as at the end of the Current Month            3,609,997,492 shares

2. Stock Acquisition Rights Exercised (Bonds with detachable warrants to subscribe for shares)

   Aggregate face value of the bonds allotted to the
   outstanding warrants as at the end of the month                            JPY 600,000,000

   Aggregate face value of the bonds originally allotted to the warrants
   exercised during the month                                                           JPY 0

   Aggregate face value of the bonds as allotted to
   the outstanding warrants at the end of the Current Month                   JPY 600,000,000


[Details of Shares Delivered (Issued or Transferred) upon Exercise of Stock Acquisition Rights]

(1) Number of shares

   Total number of shares delivered during the Current Month                    0 shares

   (out of which, number of newly issued shares)                               (0 shares)

   (out of which, number of shares transferred from treasury shares)           (0 shares)

(2) Issue price

   Aggregate issue price during the Current Month                                  JPY 0

   (out of which, aggregate amount of newly issued shares)                        (JPY 0)

   (out of which, aggregate amount of shares
   transferred from treasury shares)                                              (JPY 0)